Mail Stop 4561

December 8, 2009

Henry Liguori, President
CN Dragon Corporation
7216 Enterprise Drive
Las Vegas, NV 89147

      Re: CN Dragon Corporation (formerly Wavelit, Inc.)
            Revised Preliminary Information Statement on Schedule 14C
            Filed November 25, 2009
            File No. 000-53771 (formerly 333-90618)

Dear Mr. Liguori:

We have reviewed your revised filing and response letter, and have the following comments.

General

1.   Your revised information statement indicates that the proposed spin-offs were approved on February 10, 2009, by the written consent of the holders of shares representing a majority of the voting power of the company's common stock on that date. We note that approximately ten months have passed since the written consent was obtained. Please confirm in your response letter, if accurate, that the written consent is still valid under Nevada law and your articles of incorporation and bylaws, notwithstanding the period of time that has elapsed since the consent was obtained.

2.   In addition, please revise your filing to identify the consenting shareholder(s) and their respective percentage ownership of your common stock as of the date of the written consent. Please also explain how the consents were obtained.

Letter to Shareholders

3.   The letter to shareholders states that it is "first being mailed or furnished to stockholders on or about February 12, 2009," and the letter is dated as of that date. Please revise the letter to shareholders and the rest of the information statement, as necessary, to reflect the updated anticipated mailing date.

Security Ownership of Certain Owners and Management

4.   Please provide the beneficial ownership information called for by Item 403 of Regulation S-K as of the most recent practicable date. See Item 403(a) of Regulation S-K and Item 6(d) of Schedule 14A.

Explanation of Actions to be Taken for the Dividend Spin-Off

5.   We note that your wholly-owned subsidiary China Teletech Limited (formerly Stream Horizon Studios, Inc.), a company organized in British Columbia, filed a registration statement on Form 10 on November 20, 2009. The Form 10 states on page 4 that the purpose of the spin-off of this subsidiary by CN Dragon "was to provide an independent company in which to engage in a business transaction with CTL [China Teletech Limited, a British Virgin Islands company]." However, your information statement does not specifically discuss this purpose of the spin-off. Please revise your disclosure relating to the reasons for the spin-off of your three subsidiaries to include all material facts, including the anticipated effects of the CTL merger on the shareholders and the business of China Teletech Limited; or tell us why you believe no such revisions are necessary.

6.   Please disclose whether, following the spin-off, China Teletech Limited will seek separate shareholder approval for the share exchange with CTL. If China Teletech Limited does not plan to seek separate shareholder approval for the share exchange, please provide in your response letter your analysis of the application of Note A to Schedule 14A to the contemplated share exchange transaction.

Description of CN Dragon Corporation

7.   Please revise your description of the company's business to ensure that it is current. In this regard, we note your Form 8-K filed on December 3, 2009, announcing the determination by your board of directors to change the direction of the company's current business operations and to direct its future activities and endeavors into the development, ownership and operation of hotels and leisure facilities in China.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our

Henry Liguori
CN Dragon Corporation
December 8, 2009
Page 3

review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact me at (202) 551-3483 with any questions. If you require further assistance you may contact David L. Orlic at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

Katherine Wray
Attorney-Advisor

cc: Via Facsimile (501) 634-0070
        Phillip E. Koehnke, Esq.
        Telephone: (858) 229-8116